Morgan Stanley & Co. Incorporated
1585 Broadway
New York, New York  10036

VIA EDGAR

August 10, 2010

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Mailstop 4720, Washington, D.C. 20549
Attn.: Mr. Larry Greene

Morgan Stanley China A Share Fund, Inc. (the “Fund”)
Registration Statement on Form N-2
File Nos. 333-167947 and 811-21926

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m., Eastern Standard Time, on August 12, 2010, or as soon thereafter as practicable.

Sincerely,

MORGAN STANLEY & CO. INCORPORATED

By:	MORGAN STANLEY & CO. INCORPORATED

/s/ Laya Khadjavi
By:	Name:	Laya Khadjavi
	Title:	Managing Director